Exhibit 99.1

Mobilicom Provides First Quarter 2025 Update and Financial Highlights

Continued momentum in sales to Tier-1 defense manufacturers gearing up for program of record deliveries for end users including the U.S. Department of Defense (DoD) and other major world militaries

Mobilicom’s systems added to the DoD’s Blue UAS Framework marks a major catalyst

Strong cash position of ~$8 million with narrowing burn rate provides runway to execute on large market opportunities

Palo Alto, California, May 19, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the three months and quarter ended March 31, 2025, as well as recent business and operational highlights.

In February, the U.S. the DoD’s Defense Innovation Unit (DIU) added three Mobilicom SkyHopper products to the Blue UAS Framework, a prestigious short-list of approved products eligible for procurement by the DoD. This marks a significant milestone that the Company expects to open new opportunities and substantially increase demand for SkyHopper PRO, PRO Lite, and PRO Micro from Tier-1 global OEMs serving the global defense and commercial uncrewed autonomous systems (UAS) markets, including U.S. federal and state programs as well as European and NATO member nations.

“We had a strong start to the year with major milestones that we believe will have a significant positive long term impact on our business including SkyHopper’s addition to the DoD BlueUAS Framework, and a high level of interest in our recently launched OS3 cybersecurity software designed for AI-driven next-generation drones and robotics,” stated Mobilicom CEO and Founder Oren Elkayam.

“With a strong balance sheet and narrowing burn rate, we believe that we are very well positioned to continue to implement our strategic plans, which include capturing market share, increasing software revenues through our new product mix, and further ramping revenues as we expect our customers prepare to deliver larger quantities of UAS for DoD programs of record,” Elkayam concluded.

Financial Highlights for the Three Months Ended March 31, 2025

●	Revenues were $844,000, approximately 40% of which were from sales to U.S. customers

●	Confirmed order backlog as of March 31, 2025 was $737,000 and is expected to be fulfilled in H1 2025; Additional revenue potential from robust pipeline of opportunities, including production scale orders from current customers, new design wins and potential purchase orders resulting from SkyHopper being added to the BlueUAS Framework

●	Operating net cash burn continues to narrow and was approximately $266,000 per month during the first quarter as a result of continued efficiencies in operating expenses

●	Strong cash position of approximately $8 million as of March 31, 2025, together with approximately $500,000 in accounts receivables and a narrowing trend in monthly burn rate affords Mobilicom a long cash runway

●	Clean balance sheet with no loans, credit lines or convertible debt

Q1 2025 and Recent Operational Highlights

●	Received 5th (in January) and 6th (in April) production scale orders totaling over $800,000 from one of the U.S.’s largest manufacturers of small-sized drones for the SkyHopper PRO, which is an essential component in drones that the customer sells to DoD programs; These most recent orders support the Tier-1 customer’s initial deployments of these drones as they advance towards potentially winning substantial DoD programs of record

●	Secured initial production scale orders from a Tier-1 Asian conglomerate and manufacturer of robotics platforms that are sold to customers in the military and industrial markets, demonstrating key geographic expansion into Asia-Pacific region and further growth into robotics

●	Partnered with Aitech Systems to deliver aerospace and defense-grade solutions for next-generation autonomous AI-driven UAS platforms; Marks a major milestone and first partnership for roll-out of OS3; Growing market validation for OS3 as it is adopted by Aitech, whose NVIDIA AI-driven autonomous computers are the most advanced embedded computers for AI, deep learning, and video and signal processing in distributed systems that need to reliably operate in remote, harsh conditions

●	Selected for a $390,000 innovation program to develop Enhanced Electronic Warfare communications systems that protect uncrewed aerial vehicles (UAVs) against advanced wideband jamming; Upon full development, the new innovation would be offered as an upgrade to further fortify Mobilicom’s ICE software suite when embedded on its SkyHopper family of products

●	Mobilicom’s cybersecure MCU-30 Mobile MESH product was selected by a current customer, one of the world’s largest loitering munitions manufacturers, for integration into its latest perimeter protection drone fleets, demonstrating the Company’s potential to cross-sell its end-to-end solutions to existing customers

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the expected opening of new opportunities and substantial increased demand for its products, its belief that it is positioned to continue to implement its strategic plans, which include capturing market share, increasing software revenues through its new product mix, and further ramping revenues, its expectation that its customers are preparing to deliver larger quantities of UAS for DoD programs of record, additional revenue potential from robust pipeline of opportunities, including production scale orders from current customers, new design wins and potential purchase orders resulting from SkyHopper being added to the BlueUAS Framework, its geographic expansion into Asia-Pacific region and further growth into robotics, its potential to cross-sell its end-to-end solutions to existing customers and how its cash position, together with accounts receivables and a narrowing trend in monthly burn rate, affords the company a long cash runway. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors’ understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions and evaluating the Company’s current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

* This unaudited preliminary financial information regarding the company’s financial results for the three months and quarter ended March 31, 2025, is based upon the estimates and subject to completion of the company’s quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. The company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of the company’s financial results for this period.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

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